[redacted]

14048961

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68744

RECEIVED
MAR 04 2014

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SteelPoint Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6737 Winding Creek Drive
(No. and Street)

San Diego	CA	92119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Van Stelle — 619 704-7535 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Timothy A. Coons, CPA
(Name – *if individual, state last, first, middle name*)

8677 Villa LaJolla Drive, #1110	LaJolla	CA	92037
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Van Stelle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SteelPoint Securities, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

DEBRA A. TANCIL
Commission # 1896925
Notary Public - California
San Diego County
My Comm. Expires Jul 25, 2014

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SteelPoint Securities, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2013

Contents

TIMOTHY A. COONS, CPA, PhD.
8677 VILLA LA JOLLA DRIVE #1110
LA JOLLA, CALIFORNIA 92037
619-846-0756
Fax 858-623-0142
A PCAOB and SEC Registered CPA Firm

INDEPENDENT AUDITOR'S REPORT

To the Members of
SteelPoint Securities, LLC.

Report on the Financial Statements

I have audited the accompanying statement of financial condition of SteelPoint Securities, LLC. (A California Limited Liability Company) as of December 31, 2013, and the related statements of income(loss), changes in members' equity and changes in financial condition for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. These financial statements and schedules are the responsibility of the company's management.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My Responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the

financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that the audit evidence I have obtained and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements and schedules referred to above present fairly, in all material respects, the financial position of SteelPoint Securities, LLC. As of December 31, 2013, and the results of its operations and changes in financial position for the year ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I,II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in Scheduled I, II, and III is fairly stated in all material respects in relation to the basic financial statements take as a whole.

Timothy A. Coons, CPA PhD
La Jolla, California USA
February 20, 2014

SteelPoint Securities, LLC
Statement of Financial Condition
For the Year Ended December 31, 2013

Assets

Cash	$ 252,100
Clearing broker deposit	-
Commissions receivable	11,348
Prepaid expenses	16,958
Other assets	16,776
Total Assets	$ 297,182

Liabilities and Members' Equity

Liabilities	
Bank overdraft	$ 7,026
Accounts payable and accrued expenses	23,547
Commissions payable	7,936
Note payable and accrued interest - member	17,085
Total Liabilities	$ 55,594
Members' Equity	241,588
Total Liabilities and Members' Equity	$ 297,182

See accompanying notes to financial statements

SteelPoint Securities, LLC
Statement of Income (Loss)
For the Year Ended December 31, 2013

Revenues	
Commissions	$ 582,320
Interest	1,434
Total Revenues	583,754
Direct Costs	
Commission expense	345,447
Ticket clearance charges	70,486
Technology fees	17,986
Total Direct Costs	433,919
Gross Profit	149,835
Operating Expenses	
Amortization	1,412
Auto	3,166
Dues	7,240
Insurance	10,474
Interest expense	1,168
Office and administrative expenses	9,154
Professional fees	16,316
regulatory fees	8,802
Salaries and wages and related	81,930
Telephone	5,378
Travel and entertainment	2,993
All other expenses	2,669
Total Operating Expenses	150,702
Income (Loss) Before Tax Provision	(867)
Income Tax Provision	3,300
Net Income (Loss)	$ (4,167)

See accompanying notes to financial statements

SteelPoint Securities, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2013

	Members' Equity
Balance, December 31, 2012	$ 245,755
Capital contributed	-
Net Income (Loss)	(4,167)
Balance, December 31, 2013	$ 241,588

See accompanying notes to financial statements

SteelPoint Securities, LLC

Statement of Changes in Financial Condition

For the Year Ended December 31, 2013

Cash Flows from Operating Activities:	
Net loss	$ (4,167)
Amortization	1,412
Changes in operating assets and liabilities:	
Commissions receivable	(10,554)
Prepaid expenses	(16,958)
Other assets	6,255
Bank overdraft	7,026
Accounts payable and accrued expenses	(7,573)
Commissions payable	7,936
Interest on note payable	85
Net cash used in operating activities	(16,538)
Cash Flows from Investing Activities:	-
Cash Flows from Financing Activities:	
Note payable	17,000
Total Cash Flows from Financing Activities	17,000
Net increase in cash	462
Cash at beginning of year	251,638
Cash at end of year	$ 252,100
Supplemental Cash Flow Information	
Cash paid for interest	$ 1,083
Cash paid for income tax	$ 800

See accompanying notes to financial statements

SteelPoint Securities, LLC
Notes to Financial Statements
December 31, 2013

Note 1 – Organization and Nature of Business

Broker Dealer (the "Company") was incorporated in the State of California on December 1, 2010. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority ("FINRA and the Securities Investor Protection Corporation ("SIPC").

Note 2 - Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- U.S. government securities broker
- Municipal securities broker
- Broker or dealer selling variable life insurance or annuities
- Broker or dealer selling oil and gas interest
- Put and call broker or dealer or option writer
- Non-exchange member arranging for transactions in listed securities by exchange member
- Private placements of securities
- Investment banking "finder" advisory services including mergers and acquisitions advisory services for a fee

k 2 ii exemption - Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

The Company introduces and forwards all customer and principal transactions involving purchases and sales of securities to another broker-dealer or dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities with other brokers and does not otherwise hold funds or securities for or owe money or securities to customers.

Note 2 - Significant Accounting Policies (continued)

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes - The Company, with consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has a similar treatment, although there exists a provision for a gross receipts tax and a minimum Franchise Tax of $800.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2010 to the present, generally for three years after they are filed.

Statement of Changes in Financial Condition - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Note 3 - Fair Value (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013.

Fair Value Measurements on a Recurring Basis
As of December 31, 2013

	Level 1	**Level 2**	**Level 3**
Cash and equivalent	$252,100	$ -	$ -

Note 4 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 5 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $207,854 which was $157,854 in excess of its required net capital of $50,000. The Company's net capital ratio was .27 to 1.

Note 6 - Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by or provided by the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the operating agreement of the Company. The State of California requires limited liability companies to pay a minimum $800 tax plus a fee based on gross revenue. The accompanying financial statements include an $800 minimum tax and a gross receipts tax of $2,500.

Note 7 - Exemption from the SEC Rule 15c3-3

SteelPoint Securities, LLC is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 8 - Subsequent Events

The Company's management has reviewed all material events through in accordance with ASC 855-10, the date that the financial statements were available for presentation and believes there are no material subsequent events to report.

SteelPoint Securities, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant To Rule 15c3-1
For the Year Ended December 31, 2013

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 241,588
Less - non allowable assets	
Prepaid expenses	(16,958)
Other Assets	(16,776)
Net Capital	$ 207,854
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	3,708
Minimum dollar net capital required	50,000
Net Capital required (greater of above amounts)	50,000
Excess Capital	$ 157,854
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 202,294
Computation of Aggregate Indebtedness	
Total liabilities	$ 55,594
Aggregate indebtedness to net capital	0.27

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$ 207,854
Variance	-
Net Capital per Audit	$ 207,854

See accompanying notes to financial statements

See Accounts Report

SteelPoint Securities, LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2013

A computation of reserve requirement is not applicable to SteelPoint Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

SteelPoint Securities, LLC
Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3
As of December 31, 2013

Information relating to possession or control requirements is not applicable SteelPoint Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

See Accounts Report

TIMOTHY A. COONS, CPA, PhD.
8677 VILLA LA JOLLA DRIVE #1110
LA JOLLA, CALIFORNIA 92037
619-846-0756
Fax 858-623-0142
A PCAOB and SEC Registered CPA Firm

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Members of
SteelPoint Securities, LLC.

In planning and performing my audit of the financial statements of Broker Dealer. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatement on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Timothy A. Coons

Timothy A. Coons, CPA PhD.
La Jolla, California
February 20, 2014

TIMOTHY A. COONS, CPA, PhD.
8677 VILLA LA JOLLA DRIVE #1110
LA JOLLA, CALIFORNIA 92037

619-846-0756

Fax 858-623-0142

A PCAOB and SEC Registered CPA Firm

INDEPENDENT AUDITOR'S REPORT ON AGREED UPON PROCEDURES

To the Members of
SteelPoint Securities, LLC.

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, I have performed the procedures enumerated below to the accompanying Schedule of Assessment and Payments (Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2013 to December 31, 2013, which were agreed to by SteelPoint Securites, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. (FINRA, and SIPC), solely to assist you and the other specified parties in evaluating SteelPoint Securities LLC's compliance with applicable instructions of the Assessment Reconciliation (Form SIPC-7). SteelPoint Securities, LLC's management is responsible for SteelPoint Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

I compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries from the canceled check and noted no differences;

I compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2013 with the amounts reported on Form SIPC-7 for the period January 1, 2013 to December 31, 2013 noting no differences;

I compared any adjustments reported on Form SIPC-7 with supporting schedules and working papers and noted no differences;

I proved arithmetical accuracy of the calculations reflected on Form SIPC-7 and the related schedules and working papers supporting the adjustments noting no differences;

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I

performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these parties.

Timothy A. Coons, CPA PhD
La Jolla, California
February 20, 2014